

# NEWS RELEASE

## UPDATE ON HIGH GRADE AND SULPHIDE ZONE INTERSECTIONS
*(All dollar amounts in United States dollars (US$))*

**Toronto, June 16, 2004 - GOLDCORP INC. (GG:NYSE: G:TSX)** is pleased to announce an encouraging start to the first half of 2004 with excellent results from both operation and exploration at our Red Lake Mine, in Northwestern Ontario, Canada. Our latest exploration work has confirmed the continuity and expanded the dimensions of mineralization in all target areas.  Highlights are summarized below.

## OPERATIONS HIGHLIGHTS

Production at the Red Lake Mine to May 31, 2004 was 222,749 ounces of gold at an estimated cash cost of $80 per ounce. We remain on target to reach our 2004 production forecast 525,000 ounces at a cash cost of $86 per ounce.

### Mine Expansion

Work continues on sinking the new shaft at the Red Lake Mine. The shaft is currently (16/6/04) at a depth of 1,100 feet (335 m).  It is scheduled to be completed to its final depth of 7,150 feet (ft) (2,179 metres (m)) in the second half of 2006. To date (31/5/04), a total of $49 million has been spent on the project, with total remaining expenditures forecast to be $49 million (based on a CDN$:US$ exchange rate of 1.35).

## EXPLORATION HIGHLIGHTS

- Hole 37L575 intersected 2.18 opt (74.7 gpt) over 70.0 ft (21.34 m) at a depth of 6,770 ft (2,060 m).

- Hole 37L566 intersected 7.76 opt (266.1 gpt) over 19.2 ft (5.85 m) at a vertical depth of 5,950 ft (1,810 m).

- The deepest multi-ounce occurrence in the High Grade Zone (HGZ) ever encountered: 3.54 ounces of gold per ton (opt) (121.4 grams per tonne (gpt)) over 2.0 ft (0.61m) at a vertical depth of 7,750 ft (2,360 m).

- A new hanging wall structure identified 800 ft (240 m) west of the previous western limit of the HGZ.

- High grade mineralization identified 180 ft (55 m) above the HGZ, in the up-dip projection of the Footwall Zones, with an intersection of 6.55 opt (224.6 gpt) over 4.5 ft (1.37 m).

- Far East Sulphides extended further east with an intersection of 2.18 opt (74.7 gpt) over 5.0 ft (1.52 m).

- The deepest intersection in the Far East Sulphides at a vertical depth of 7,660 ft (2335 m).


## 2004 CORPORATE FORECASTS

Goldcorp is forecasting earnings of $53 million, or $0.28 per share, based on an average gold price of $385 per ounce for the remainder of the year, compared with earnings of $99 million, or $0.54 per share in 2003. Lower earnings are forecast as a result of holding back from sale approximately one-third of 2004 gold bullion production. By comparison, Goldcorp sold 97% of its annual gold bullion production during 2003 as well as 95,882 ounces of gold bullion it held in inventory at the beginning of 2003.

Cash flow from operations is expected to be $52 million, or $0.27 per share, compared with $95 million, or $0.52 per share for last year. The reduction in cash flow is similarly related to selling fewer ounces of gold bullion production.

The financial forecasts are based on total corporate production of approximately 595,000 ounces of gold bullion and withholding one-third of this production from sale. Cash cost at the corporate level is forecast to be $109 per ounce and non-cash cost is forecast to be $43 per ounce, for a total cost of $152 per ounce.

Red Lake Mine is forecast to produce 525,000 ounces of gold bullion. Cash cost is expected to be $86 per ounce and total cost is expected to be $120 per ounce. Wharf is forecast to produce 70,000 ounces of gold bullion. Cash cost and total cost are expected to be $245 and $342 respectively.


## RED LAKE EXPLORATION

The HGZ and the Sulphide Zones (SZ) are the two main targets of our exploration program. The HGZ is currently the source of all our production and the bulk of our reserves and resources. The HGZ reserves, with an average grade of 2.22 opt (76.1 gpt), will continue to be the major focus of our exploration program. The SZ is lower-grade and was the source of all mine production (3.1 million ounces) from 1948 to 1996 at an average grade of 0.42 opt (14.4 gpt). With the new shaft completed, the lower-grade sulphide mineralization will be economic to mine.  More exploration will be directed towards expanding these reserves and resources.

**CONTINUING EXPLORATION SUCCESS**

High Grade Zone (HGZ)

Exploration of the HGZ is focused on three goals. The first, to explore the extension of known zones or new areas to increase reserves and resources. Secondly, defining and expanding the envelope of existing resources in order to increase the reserve base of the HGZ. And finally, better defining and expanding the limits of existing reserves.

**Hanging Wall Zones**
*New Deepest Intersection*

Hole 37L503AW intersected 3.54 opt (121.4 gpt) over 2.0 ft (0.61m) at a vertical depth of 7,660 ft (2,335 m) in the Hanging Wall Zones of the HGZ. This is the deepest intersection to date in the HGZ and is significant as it indicates the HGZ continues below the current resource limit. A new drill base established during the first half of 2004 will allow us to test the Hanging Wall Zones at even greater depth.

*Resource Continuity Confirmed*

Exploration in the resources area of the Hanging Wall Zones has been successful in establishing the continuity of the high grade nature of this mineralization over substantial thicknesses.

Hole 37L575 intersected 2.18 opt (74.7 gpt) over 70.0 ft (21.34 m) at a depth of 6,770 ft (2,060 m). This intersection, almost true width, confirms large intersections previously reported in the same area.

*Delineation of Reserves*

Delineation drilling in the reserves area around 6,100 ft (1,860 m) confirmed the continuity and high grade nature of the hanging wall mineralized structure.

For example, hole 37L566 intersected 7.76 opt (266.1 gpt) over 19.2 ft (5.85 m) at a vertical depth of 5,950 ft (1,810 m). In addition, hole 37L565 returned 5.26 opt (180.3 gpt) over 6.0 ft (1.83 m) at a vertical depth of 6,160 ft (1,880 m).

**Footwall Zones**
*Extended 500 ft (150 m) Vertically*

The most recent results have demonstrated that the Footwall Zones extend at least an additional 500 ft (150 m) to a new vertical depth of 7,140 ft (2175 m) below surface. Hole 34L1369 intersected 0.58 opt (19.9 gpt) over 11.8 ft (3.60 m) while hole 34L1416A intersected 0.48 opt (16.5 gpt) over 1.6 ft (0.49 m) in the same area. Those two holes are the first from a new program that will test the Footwall Zones below current resources.

**New High Grade Intersections**
*High Grade Intercepts 800 ft (240 m) West of Hanging Wall Zones*

Two holes testing for a potential faulted extension of the Hanging Wall Zones returned significant intercepts 800 ft (240 m) west of these zones. Drill hole 37L278A returned 1.04 opt (35.7 gpt) over 6.0 ft (1.83 m) at a vertical depth of 5,890 ft (1,795 m).  In addition, drill hole 37L277 returned 0.87 opt (29.8 gpt) over 6.0 ft (1.83 m).

*High Grade Mineralization Above 30 Level*

A 26 level drill hole targeting a possible upper extension of high grade style mineralization returned an intersection of 6.55 opt (224.6 gpt) over 4.0 ft (1.22 m). That intersection is 180 ft (55 m) above the Footwall Zones trend.


**Sulphide Zones (SZ)**
*Proving Up the Resources*
*Targeting the Far East*

Exploration of the sulphide targets is focused on two goals. First, upgrading the resources to increase the reserve base and second, exploring new areas for mineralization in order to increase the base of resources. The latest results demonstrate that we have continued success toward both goals.

*Depth Extension of Previously Mined Ore*

Some 60 drill holes were completed within the currently defined resources to confirm the continuity of the SZ between 4,600 ft (1,400 m) and 6,000 ft (1,800 m).

Some of the best results include values such as 0.49 opt (16.8 gpt) over 10.4 ft (3.17 m) (hole 34L1405), 0.19 opt (6.5 gpt) over 45.9 ft (13.99 m) (hole 34L1387), up to 2.58 opt (88.5 gpt) over 16.9 ft (5.15 m) (hole 37L541).

**Far East Zone**

Approximately 240,000 ounces of sulphides have already been identified in the Far East Zone from the 16 level, at a depth of 2,300 ft (700 m) below surface.

Drilling from the 26 and 34 levels is directed toward identifying significant extensions of sulphide mineralization.

Hole 26L1325 returned the furthest east extension of the Far East Zone to date, on section 94+75E, with results such as 0.89 opt (30.5 gpt) over 8.0 ft (2.44 m) and 2.18 opt (74.7 gpt) over 5.0 ft (1.52 m) at a depth of 4,740 ft (1,440 m).

*Deep Extension of the Far East Trend*

Hole 34L1369 returned the deepest sulphide intersection to date with a value of 0.16 opt (5.5 gpt) over 22.0 ft (6.71 m) at a depth of 7,750 ft (2,360 m) or 600 ft (180 m) below the proposed new shaft. This intersection located on section 69+50E is interpreted as the possible down-dip extension of the Far East Zone identified in drill hole 26L1325.

These latest results continue to confirm the validity of our exploration model and suggest that the potential for increasing the resources in the Far East Zone is excellent.

## QUALIFIED PERSON

The news release has been prepared under the guidance of Gilles Filion, Eng. (OIQ), Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by either ALS Chemex Laboratories Ltd. of Mississauga, Ontario, TSL Laboratories of Saskatoon, Saskatchewan, or SGS XRAL Laboratories of Toronto, Ontario.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and **Strong Cash Flow and Earnings**. **GOLDCORP** is completely **UNHEDGED** and **pays a Dividend twelve times a year!** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

## FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

For further information, please contact:

| | |
|---|---|
| Gilles Filion | Corporate Office: |
| Vice President, Exploration | 145 King Street West |
| Telephone: (416) 865-0326 | Suite 2700 |
| Fax: (416) 361-5741 | Toronto, Ontario |
| | M5H 1J8 |

e-mail: info@goldcorp.com
website:  www.goldcorp.com

**TABLE 1 - June 16, 2004**
**RED LAKE MINE EXPLORATION UPDATE**
**PREVIOUSLY UNRELEASED DRILL HOLE INTERSECTIONS**

| Level Hole No. | Azimuth | Dip | Assay Interval (in feet) | | Gold Assay Length (in feet) | Ounces per Ton (uncut) | Gold Assay Length (in metres) | Grams per Tonne (uncut) | Zone | Type |
|---|---|---|---|---|---|---|---|---|---|---|

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| FW | Footwall Zone | | | | 1 ounce per ton = | | 34.2857 grams per tonne | | | |
| MAIN | Main Zone | | | | 1 foot = | | 0.3048 metres | | | |
| HW | Hanging Wall Zone | | | | X | | Uncertain Zone | | | |
| ESC | Sulphide Zone | | | | DEL | | Delineation | | | |
| SC | South "C" Zone | | | | DEF | | Definition | | | |
| EXPL | Exploration | | | | NEAR | | Near Stope Exploration | | | |

New Additions since last release
Significant New Additions

## DEEP HGZ - EXTENSION HANGING WALL ZONES

| Hole No. | Azimuth | Dip | Assay Interval (ft) | | Length (ft) | oz/Ton | Length (m) | g/Tonne | Zone | Type |
|---|---|---|---|---|---|---|---|---|---|---|
| 37L503AW | 327° | -86° | 2253.0 | 2255.0 | 2.0 | 3.54 | 0.61 | 121.4 | HW5 | EXPL |
| 37L504AW | 319° | -85° | 2006.8 | 2011.0 | 4.2 | 2.92 | 1.28 | 100.1 | HW5 | EXPL |
| 37L556A | 40° | -48° | | | | NSA | | | HW5 | DEL |
| 37L557 | 50° | -62° | 775.5 | 776.5 | 1.0 | 1.53 | 0.30 | 52.5 | HW5 | DEL |
| 37L564 | 36° | -80° | | | | NSA | | | HW5, HWA | DEL |
| 37L565 | 48° | -66° | 815.0 | 821.0 | 6.0 | 5.26 | 1.83 | 180.3 | HW5 | DEL |
| 37L566 | 49° | -47° | 731.5 | 750.7 | 19.2 | 7.76 | 5.85 | 266.1 | HW5 | DEL |
| 37L571 | 58° | -89° | | | | NSA | | | HW5 | DEL |
| 37L572 | 49° | -63° | 566.0 | 569.3 | 3.3 | 0.38 | 1.01 | 13.0 | HW5 | DEL |
| 37L573 | 32° | -70° | 686.5 | 689.5 | 3.0 | 3.27 | 0.91 | 112.1 | HW5 | DEL |
| 37L574 | 47° | -67° | 591.0 | 593.0 | 2.0 | 4.60 | 0.61 | 157.7 | HW5 | DEL |
| 37L575 | 34° | -72° | 1424.0 | 1494.0 | 70.0 | 2.18 | 21.34 | 74.7 | HW5 | DEL |
| 37L580 | 31° | -70° | 1503.0 | 1506.0 | 3.0 | 0.22 | 0.91 | 7.5 | HW5 | EXPL |

## DEEP HGZ EXTENSION - FOOTWALL ZONES

| Hole No. | Azimuth | Dip | Assay Interval (ft) | | Length (ft) | oz/Ton | Length (m) | g/Tonne | Zone | Type |
|---|---|---|---|---|---|---|---|---|---|---|
| 34L1306 | 44° | -8 | | | | NSA | | | | |
| 34L1308 | 45° | -49 | 2.0 | 11.0 | 9.0 | 0.68 | 2.74 | 23.3 | FW3B | NEAR |
| | | | 95.0 | 99.0 | 4.0 | 1.41 | 1.22 | 48.3 | FW4 | NEAR |
| 34L1321 | 45° | -60° | 806.0 | 809.0 | 3.0 | 0.22 | 0.91 | 7.5 | FW3B | EXPL |
| 34L1354 | 206° | 16° | 398.7 | 404.1 | 5.4 | 0.11 | 1.65 | 3.8 | FW4 | EXPL |
| 34L1360 | 223° | 64° | 331.0 | 333.0 | 2.0 | 4.31 | 0.61 | 147.7 | FW4C | DEL |
| 34L1361 | 223° | 47° | 311.3 | 318.5 | 7.2 | 0.18 | 2.19 | 6.2 | FW4 | DEL |
| 34L1369 | 161° | -88° | 2155.7 | 2167.5 | 11.8 | 0.58 | 3.60 | 19.9 | FW4 | EXPL |
| 34L1407 | 45° | 7° | 327.0 | 330.0 | 3.0 | 1.46 | 0.91 | 50.1 | FW4 | DEL |
| 34L1416A | 14° | -79° | 1885.4 | 1887.0 | 1.6 | 0.48 | 0.49 | 16.5 | HW | EXPL |
| 37L475 | 218° | 5° | 50.0 | 54.8 | 4.8 | 0.12 | 1.46 | 4.1 | FW4C | NEAR |
| 37L511 | 225° | 21° | 264.0 | 270.0 | 6.0 | 1.45 | 1.83 | 49.7 | FW3B | NEAR |
| 37L512 | 225° | 15° | 291 | 293.5 | 2.5 | 0.06 | 0.76 | 2.0 | FW2 | NEAR |
| 37L513 | 225° | 12° | 32 | 34 | 2.0 | 0.42 | 0.61 | 14.5 | FW4C | NEAR |
| 37L514 | 224° | 18° | 108 | 112 | 4.0 | 0.43 | 1.22 | 14.6 | FW4 | NEAR |
| | | | 224.5 | 227 | 2.5 | 0.70 | 0.76 | 24.2 | X | NEAR |
| | | | 281.7 | 284.4 | 2.7 | 1.39 | 0.82 | 47.7 | FW2 | NEAR |
| 37L515 | 224° | 14° | 108.0 | 118.0 | 10.0 | 0.23 | 3.05 | 7.9 | FW4 | NEAR |
| | | | 228.0 | 231.5 | 3.5 | 0.71 | 1.07 | 24.5 | FW3 | NEAR |
| 37L516 | 224° | 11° | 34.0 | 35.0 | 1.0 | 2.96 | 0.30 | 101.5 | FW4C | NEAR |
| | | | 113.0 | 122.0 | 9.0 | 0.41 | 2.74 | 14.2 | FW4 | NEAR |
| | | | 232.6 | 238.4 | 5.8 | 1.84 | 1.77 | 62.9 | FW3 | NEAR |
| 37L518 | 224° | 13° | 34.4 | 38.0 | 3.6 | 1.64 | 1.10 | 56.1 | FW4C | NEAR |
| | | | 117.0 | 121.0 | 4.0 | 1.16 | 1.22 | 39.8 | FW4 | NEAR |
| 37L519 | 224° | 10° | 34.0 | 39.0 | 5.0 | 0.31 | 1.52 | 10.5 | FW4C | NEAR |
| | | | 113.0 | 128.2 | 15.2 | 1.93 | 4.63 | 66.1 | FW4 | NEAR |
| | | | 255.7 | 258.0 | 2.3 | 0.47 | 0.70 | 16.0 | FW3 | NEAR |
| 37L524 | 6° | 38° | 29.5 | 35.5 | 6.0 | 1.15 | 1.83 | 39.4 | FW3B | NEAR |

| Level Hole No. | Azimuth | Dip | Assay Interval (in feet) | | Gold Assay Length (in feet) | Gold Assay Ounces per Ton (uncut) | Gold Assay Length (in metres) | Gold Assay Grams per Tonne (uncut) | Zone | Type |
|---|---|---|---|---|---|---|---|---|---|---|

## SULPHIDE MINERALIZATION - EXTENSION OF PREVIOUSLY MINED ORE

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 26L1328 | 228° | -21° | 198.2 | 208.0 | 9.8 | 0.39 | 2.99 | 13.4 | ESC5 | EXPL |
| | | | 449.8 | 450.8 | 1.0 | 2.07 | 0.30 | 71.0 | PLM WEST | EXPL |
| 31L582 | 19° | -30° | 649.0 | 663.9 | 14.9 | 0.26 | 4.54 | 8.9 | X | EXPL |
| 31L583 | 23° | -17° | 326.0 | 335.0 | 9.0 | 0.48 | 2.74 | 16.5 | ESC-HW | EXPL |
| 34L1332 | 45° | -10° | | | | NSA | | | ESC3J | EXPL |
| 34L1333 | 45° | -23° | 757.0 | 765.0 | 8.0 | 0.64 | 2.44 | 21.9 | ESC4 | EXPL |
| | | | 796.0 | 803.1 | 7.1 | 0.15 | 2.16 | 5.3 | X | EXPL |
| 34L1334 | 44° | -41° | | | | NSA | | | ESC | EXPL |
| 34L1350 | 45° | -33° | | | | NSA | | | ESC | EXPL |
| 34L1351 | 45° | -47° | 410.5 | 413.6 | 3.1 | 0.32 | 0.94 | 11.0 | ESC-HW | EXPL |
| 34L1352 | 45° | -58° | 412 | 413.6 | 1.6 | 0.20 | 0.49 | 6.7 | ESC, FW4 | EXPL |
| | | | 725 | 727 | 2.0 | 0.29 | 0.61 | 10.1 | ESC X | EXPL |
| | | | 752 | 779 | 27.0 | 0.15 | 8.23 | 5.1 | ESC X | EXPL |
| 34L1353 | 225° | 74° | 197.0 | 198.5 | 1.5 | 1.61 | 0.46 | 55.2 | SC-ESC | EXPL |
| | | | 215.0 | 223.0 | 8.0 | 0.24 | 2.44 | 8.2 | ESC-HW | EXPL |
| | | | 467.2 | 473.2 | 6.0 | 0.51 | 1.83 | 17.5 | FW4 | EXPL |
| 34L1355 | 180° | 75° | 228.5 | 234.0 | 5.5 | 0.13 | 1.68 | 4.5 | SC-ESC | EXPL |
| 34L1357 | 45° | -35° | | | | NSA | | | ESC | EXPL |
| 34L1358 | 46° | -43° | 147.7 | 152 | 4.3 | 0.51 | 1.31 | 17.6 | X | EXPL |
| | | | 470 | 471.1 | 1.1 | 0.36 | 0.34 | 12.2 | SC-ESC | EXPL |
| | | | 578 | 582.3 | 4.3 | 0.37 | 1.31 | 12.7 | ESC3J | EXPL |
| | | | 789 | 793 | 4.0 | 0.17 | 1.22 | 5.9 | X | EXPL |
| 34L1359 | 44° | -64° | 469 | 475.3 | 6.3 | 0.23 | 1.92 | 7.9 | ESC-HW | EXPL |
| 34L1361 | 223° | 47° | 110.1 | 112.6 | 2.5 | 0.17 | 0.76 | 5.8 | SC-ESC | DEL |
| 34L1362A | 224° | 64° | 241.7 | 248.0 | 6.3 | 0.32 | 1.92 | 11.0 | ESC-HW | DEL |
| 34L1365 | 44° | 5° | | | | NSA | | | | DEL |
| 34L1366 | 44° | -7° | 715.0 | 721.0 | 6.0 | 0.20 | 1.83 | 6.9 | ESC4 | DEL |
| 34L1367 | 43° | -17° | 348.3 | 351.0 | 2.7 | 0.41 | 0.82 | 14.1 | X | DEL |
| | | | 486 | 491.4 | 5.4 | 0.24 | 1.65 | 8.2 | SC-ESC | DEL |
| | | | 521.6 | 525.0 | 3.4 | 0.26 | 1.04 | 8.9 | ESC3J | DEL |
| 34L1369 | 161° | -88° | 2773.0 | 2795.0 | 22.0 | 0.16 | 6.71 | 5.5 | ESC-HW | EXPL |
| 34L1370 | 223° | -32° | | | | NSA | 0.00 | | | DEL |
| 34L1371 | 222° | -19° | 305.5 | 318.1 | 12.6 | 0.12 | 3.84 | 4.1 | ESC-HW | DEL |
| 34L1373 | 223° | -21° | 170.0 | 174.0 | 4.0 | 0.23 | 1.22 | 7.9 | SC-ESC | DEL |
| | | | 304.0 | 322.0 | 18.0 | 0.33 | 5.49 | 11.3 | ESC-HW | DEL |
| 34L1374 | 222° | -28° | 363.3 | 376.0 | 12.7 | 0.56 | 3.87 | 19.2 | ESC-HW | DEL |
| 34L1375 | 224° | -24° | 339.0 | 363.0 | 24.0 | 0.34 | 7.32 | 11.7 | ESC-HW | DEL |
| 34L1377 | 224° | -14° | 264.0 | 270.0 | 6.0 | 0.28 | 1.83 | 9.6 | ESC-HW | DEL |
| 34L1378 | 224° | -26° | 350.0 | 359.2 | 9.2 | 0.35 | 2.80 | 12.0 | ESC-HW | DEL |
| 34L1379 | 45° | 9° | 522.4 | 537.0 | 14.6 | 0.33 | 4.45 | 11.3 | SC-ESC | DEL |
| 34L1381 | 44° | -9° | 75.5 | 78.0 | 2.5 | 0.57 | 0.76 | 19.5 | X | DEL |
| | | | 513.0 | 517.0 | 4.0 | 0.18 | 1.22 | 6.2 | ESC3J | DEL |
| 34L1382 | 45° | -18° | 423.2 | 427.3 | 4.1 | 0.35 | 1.25 | 11.9 | SC-ESC | DEL |
| | | | 596.7 | 606.7 | 10.0 | 0.25 | 3.05 | 8.6 | ESC4 | DEL |
| 34L1383 | 45° | -33° | 422.7 | 437.4 | 14.7 | 0.29 | 4.48 | 10.1 | SC-ESC | DEL |
| | | | 511.2 | 516 | 4.8 | 0.19 | 1.46 | 6.6 | X | DEL |
| 34L1384 | 45° | -47° | 440.4 | 456.9 | 16.5 | 0.19 | 5.03 | 6.5 | SC-ESC | DEL |
| 34L1385 | 45° | 5° | 404.6 | 416.0 | 11.4 | 0.22 | 3.47 | 7.6 | X | DEL |
| | | | 520.6 | 522.7 | 2.1 | 0.44 | 0.64 | 15.0 | SC-ESC | DEL |
| | | | 557.0 | 558.3 | 1.3 | 0.31 | 0.40 | 10.6 | X | DEL |
| | | | 739.0 | 745.0 | 6.0 | 0.43 | 1.83 | 14.8 | ESC4 | DEL |
| 34L1386 | 45° | -6° | 716.5 | 723 | 6.5 | 0.22 | 1.98 | 7.5 | ESC4 | DEL |
| | | | 478.5 | 487.5 | 9.0 | 0.23 | 2.74 | 7.9 | ESC3G | DEL |
| | | | 496.4 | 506 | 9.6 | 0.25 | 2.93 | 8.7 | X | DEL |
| 34L1387 | 45° | -18° | 396 | 399.4 | 3.4 | 0.35 | 1.04 | 12.0 | ESC-HW | DEL |
| | | | 446.1 | 492 | 45.9 | 0.19 | 13.99 | 6.5 | SC-ESC | DEL |
| 34L1388 | 45° | -25° | 432 | 439 | 7.0 | 0.31 | 2.13 | 10.6 | SC-ESC | DEL |
| | | | 461.0 | 465.0 | 4.0 | 0.25 | 1.22 | 8.6 | ESC3J | DEL |
| | | | 598.0 | 608.0 | 10.0 | 0.26 | 3.05 | 8.9 | X | DEL |
| 34L1401 | 225° | 62° | 125.7 | 127.2 | 1.5 | 0.56 | 0.46 | 19.2 | SC-ESC | EXPL |

| Level Hole No. | Azimuth | Dip | Assay Interval (in feet) | | Gold Assay Length (in feet) | Ounces per Ton (uncut) | Gold Assay Length (in metres) | Grams per Tonne (uncut) | Zone | Type |
|---|---|---|---|---|---|---|---|---|---|---|
| 34L1405 | 45° | 27° | 102.0 | 105.0 | 3.0 | 0.97 | 0.91 | 33.2 | X | DEL |
| | | | 522.0 | 527.0 | 5.0 | 0.20 | 1.52 | 6.9 | ESC-HW | DEL |
| | | | 662 | 672.4 | 10.4 | 0.49 | 3.17 | 16.8 | SC-ESC | DEL |
| | | | 1026.0 | 1035.0 | 9.0 | 0.16 | 2.74 | 5.4 | ESC4 | DEL |
| 34L1406 | 45° | 22° | 591.8 | 622.8 | 31.0 | 0.21 | 9.45 | 7.2 | SC-ESC | DEL |
| | | | 928.8 | 945 | 16.2 | 0.16 | 4.94 | 5.5 | ESC4 | DEL |
| 34L1407 | 45° | 7° | 487.0 | 502.5 | 15.5 | 0.38 | 4.72 | 12.9 | SC-ESC | DEL |
| | | | 656.0 | 662.0 | 6.0 | 0.48 | 1.83 | 16.3 | ESC3J | DEL |
| | | | 745.0 | 772.0 | 27.0 | 0.34 | 8.23 | 11.8 | ESC4 | DEL |
| 34L1408 | 44° | -6° | 444.7 | 449.6 | 4.9 | 0.43 | 1.49 | 14.7 | SC-ESC | DEL |
| | | | 522.0 | 527.3 | 5.3 | 0.18 | 1.62 | 6.2 | X | DEL |
| | | | 637.0 | 652.0 | 15.0 | 0.10 | 4.57 | 3.5 | ESC4 | DEL |
| 34L1409 | 44° | -40° | 359.8 | 365.6 | 5.8 | 0.21 | 1.77 | 7.2 | ESC-HW | DEL |
| | | | 396.0 | 406.0 | 10.0 | 0.39 | 3.05 | 13.4 | SC-ESC | DEL |
| 34L1413 | 223° | 47° | 117.0 | 121.0 | 4.0 | 0.28 | 1.22 | 9.6 | SC-ESC | DEL |
| 34L1414 | 224° | 62° | 204.0 | 214.0 | 10.0 | 0.12 | 3.05 | 4.1 | X | DEL |
| | | | 262.8 | 267.0 | 4.2 | 0.11 | 1.28 | 3.8 | ESC-HW | DEL |
| 34L1417 | 46° | 32° | 578.0 | 584.0 | 6.0 | 0.43 | 1.83 | 14.8 | ESC-HW | DEL |
| | | | 743.0 | 769.0 | 26.0 | 0.37 | 7.92 | 12.7 | SC-ESC | DEL |
| 34L1418 | 45° | 12° | 456.8 | 471.0 | 14.2 | 0.24 | 4.33 | 8.2 | ESC-HW | DEL |
| | | | 534.0 | 540.0 | 6.0 | 0.26 | 1.83 | 8.9 | SC-ESC | DEL |
| | | | 645.0 | 649.0 | 4.0 | 0.20 | 1.22 | 6.9 | ESC3J | DEL |
| | | | 811.0 | 823.3 | 12.3 | 0.18 | 3.75 | 6.2 | ESC4 | DEL |
| 37L528 | 45° | 9° | 542.0 | 544.0 | 2.0 | 0.36 | 0.61 | 12.3 | X | EXPL |
| | | | 572.7 | 581.2 | 8.5 | 0.13 | 2.59 | 4.5 | ESC-HW | EXPL |
| | | | 616.6 | 619.2 | 2.6 | 0.28 | 0.79 | 9.6 | X | EXPL |
| | | | 678.0 | 682.0 | 4.0 | 0.12 | 1.22 | 4.1 | SC-ESC | EXPL |
| | | | 931.0 | 940.5 | 9.5 | 0.26 | 2.90 | 8.9 | ESC4 | EXPL |
| 37L529 | 45° | -9° | 350.0 | 352.0 | 2.0 | 0.25 | 0.61 | 8.6 | X | EXPL |
| | | | 543.0 | 545.0 | 2.0 | 0.38 | 0.61 | 13.0 | SC-ESC | EXPL |
| | | | 555.0 | 561.0 | 6.0 | 0.22 | 1.83 | 7.5 | X | EXPL |
| | | | 582.0 | 586.0 | 4.0 | 0.17 | 1.22 | 5.8 | ESC-HW | EXPL |
| 37L530 | 45° | -20° | 482.0 | 487.4 | 5.4 | 2.87 | 1.65 | 98.5 | ESC-HW | EXPL |
| | | | 536.0 | 548.0 | 12.0 | 0.30 | 3.66 | 10.2 | SC-ESC | EXPL |
| | | | 596.6 | 599.8 | 3.2 | 0.76 | 0.98 | 26.1 | ESC3J | EXPL |
| 37L541 | 40° | -31° | 545.8 | 562.7 | 16.9 | 2.58 | 5.15 | 88.5 | ESC-HW | EXPL |
| | | | 588.0 | 595.0 | 7.0 | 0.17 | 2.13 | 5.8 | SC-ESC | EXPL |
| 37L542 | 41° | -31° | 544.7 | 548.7 | 4.0 | 0.28 | 1.22 | 9.6 | SC-ESC | EXPL |
| 37L547 | 31° | -43° | 497.0 | 501.5 | 4.5 | 0.33 | 1.37 | 11.3 | ESC-HW | EXPL |
| | | | 568.3 | 578.2 | 9.9 | 0.35 | 3.02 | 12.0 | SC-ESC | EXPL |
| | | | 594.0 | 598.0 | 4.0 | 0.26 | 1.22 | 8.9 | X | EXPL |
| 37L548 | 29° | -53° | 534.0 | 540.0 | 6.0 | 0.28 | 1.83 | 9.7 | ESC-HW | EXPL |
| | | | 580.0 | 595.0 | 15.0 | 0.17 | 4.57 | 5.9 | SC-ESC | EXPL |
| | | | 635.0 | 639.0 | 4.0 | 0.22 | 1.22 | 7.5 | ESC3J | EXPL |
| | | | 948.0 | 951.4 | 3.4 | 0.16 | 1.04 | 5.5 | ESC4 | EXPL |
| 37L549 | 45° | 11° | 621.5 | 625.0 | 3.5 | 0.25 | 1.07 | 8.6 | X | EXPL |
| | | | 681.6 | 689.0 | 7.4 | 0.44 | 2.26 | 15.2 | ESC-HW | EXPL |
| | | | 709.0 | 723.0 | 14.0 | 0.18 | 4.27 | 6.2 | SC-ESC | EXPL |
| 37L550 | 45° | 4° | 640.2 | 649.6 | 9.4 | 0.27 | 2.87 | 9.3 | ESC-HW | EXPL |
| | | | 680.6 | 688.0 | 7.4 | 0.26 | 2.26 | 8.9 | SC-ESC | EXPL |
| 37L551 | 45° | -16° | 554.0 | 558.3 | 4.3 | 0.14 | 1.31 | 4.8 | ESC-HW | EXPL |
| | | | 612.0 | 617.4 | 5.4 | 0.23 | 1.65 | 7.9 | SC-ESC | EXPL |
| 37L552 | 46° | -24° | 520.6 | 528.1 | 7.5 | 0.19 | 2.29 | 6.5 | X | EXPL |
| | | | 539.7 | 545.7 | 6.0 | 0.20 | 1.83 | 6.9 | ESC-HW | EXPL |
| | | | 607.5 | 614.4 | 6.9 | 0.53 | 2.10 | 18.2 | SC-ESC | EXPL |
| 37L553 | 45° | -33° | 525.6 | 537.6 | 12.0 | 0.29 | 3.66 | 9.9 | ESC-HW | EXPL |
| | | | 556.6 | 568.4 | 11.8 | 0.35 | 3.60 | 12.1 | SC-ESC | EXPL |
| 37L554 | 46° | -45° | 582.0 | 585.0 | 3.0 | 0.39 | 0.91 | 13.2 | SC-ESC | EXPL |
| | | | 609.5 | 610.7 | 1.2 | 0.39 | 0.37 | 13.4 | ESC3J | EXPL |
| | | | 772.8 | 780.0 | 7.2 | 0.23 | 2.19 | 8.0 | X | EXPL |
| | | | 885.0 | 894.0 | 9.0 | 0.14 | 2.74 | 4.8 | ESC4 | EXPL |
| 37L576 | 45° | 13° | 734.5 | 750.5 | 16.0 | 0.15 | 4.88 | 5.2 | ESC-HW | EXPL |
| | | | 770.0 | 774.0 | 4.0 | 0.23 | 1.22 | 7.9 | SC-ESC | EXPL |

| Level Hole No. | Azimuth | Dip | Assay Interval (in feet) | | Gold Assay Length (in feet) | Ounces per Ton (uncut) | Gold Assay Length (in metres) | Grams per Tonne (uncut) | Zone | Type |
|---|---|---|---|---|---|---|---|---|---|---|

## SULPHIDE MINERALIZATION FAR EAST ZONE

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 26L1310 | 45° | 24° | 665.0 | 669.0 | 4.0 | 0.20 | 1.22 | 6.9 | FE | EXPL |
| 26L1312 | | | | | | NSA | | | FE | EXPL |
| 26L1314 | | | | | | NSA | | | FE | EXPL |
| 26L1316 | 45° | -59° | 343.5 | 350 | 6.5 | 0.24 | 1.98 | 8.2 | ESC5 | EXPL |
| 26L1317 | 44° | 16° | 1228.0 | 1240.0 | 12.0 | 0.10 | 3.66 | 3.4 | FE | EXPL |
| 26L1320 | 360° | -27° | 790.0 | 794.5 | 4.5 | 6.55 | 1.37 | 224.6 | PLM | EXPL |
| 26L1322 | 45° | 22° | 731.0 | 740.0 | 9.0 | 0.19 | 2.74 | 6.5 | FE | EXPL |
| 26L1323 | 44° | 31° | | | | NSA | | | FE | EXPL |
| 26L1325 | 68° | -56° | 1146.0 | 1154.0 | 8.0 | 0.89 | 2.44 | 30.5 | ESC4 | EXPL |
| | | | 1245.0 | 1250.0 | 5.0 | 2.18 | 1.52 | 74.7 | ESC5 | EXPL |
| 34L1349 | 45° | 14° | 1820.8 | 1826.3 | 5.5 | 0.10 | 1.68 | 3.4 | ESC5 | EXPL |
| 34L1153 | 47° | -34° | | | | NSA | | | FE | EXPL |
| 34L1156 | 44° | 0° | 1553.1 | 1559.5 | 6.4 | 0.29 | | | FE | EXPL |
| | | | 1759.4 | 1761.8 | 2.4 | 0.49 | | | FE | EXPL |
| 34L1364 | 70° | 0° | | | | NSA | | | FE | EXPL |
| 34L1397 | 43° | 10° | 1467.0 | 1475.1 | 8.1 | 0.11 | 2.47 | 3.8 | FE | EXPL |
| | | | 1565.0 | 1575.0 | 10.0 | 0.08 | 3.05 | 2.7 | FE | EXPL |
| 34L1404 | 50° | -23° | 1461.3 | 1467.0 | 5.7 | 0.28 | 1.74 | 9.6 | FE | EXPL |
| 34L1411 | 45° | -53° | | | | NSA | | | FE | EXPL |
| 34L1412 | 45° | 0° | 1510.0 | 1518.0 | 8.0 | 0.12 | 2.44 | 4.1 | ESC5 | EXPL |

## WEST TARGET AREA

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 37L277 | 308° | -20° | 831.0 | 837.0 | 6.0 | 0.87 | 1.83 | 29.8 | HW7 | EXPL |
| | | | 1044.0 | 1046.0 | 2.0 | 0.18 | 0.61 | 6.2 | X | EXPL |
| 37L278A | 296° | -27° | 983.0 | 989.0 | 6.0 | 1.04 | 1.83 | 35.7 | HW7 | EXPL |
| | | | 1189.0 | 1191.0 | 2.0 | 0.38 | 0.61 | 13.0 | X | EXPL |
| 37L279 | 320° | -7° | | | 0.0 | NSA | 0.00 | 0.0 | HW7 | EXPL |

# FIGURE 1

# UPDATE 33

NW

3,500
4,500
5,500
6,500
7,500

SE

**Distance to Property Boundary: 5500' E**

#1 SHAFT

26 Level

#2 SHAFT

4,000

*(Feet below surface)*

26L1320

30 Level

**HIGH GRADE ZONE**

5,000

34 Level

**West Target Area**

37 Level

37L277

37L277

37L278A

37L566

37L565

6,000

37L575

34L1416A

34L1369

**Footwall Zone**

7,000

37L503AW

**Hanging Wall Zone**

**DEEP EXTENSIONS**

8,000

0          1,000

feet

**LEGEND:**

**High Grade Zone**

■ *Reserves & Resources*

▨ *Target Areas*

▨ *Eastern Ultramafic*

▬ *Recent Development*

╱ *Existing Development*

╱ *Future Development*

● *Highlighted New Drill Hole*

**34L1369** *Drill Hole Number*

• *Non Significant Intersections*

▬▬ *Lower Limit of Reserves*

▬ ▬ *Lower Limit of Resources ( @ 31/12/03)*

**Red Lake Mine**
Schematic Longitudinal
Showing High Grade Zone,
Target Areas & New Intersections

**June 16th, 2004**



# FIGURE 2

# UPDATE 33



**Red Lake Mine**
Long Sectional View
Looking NE
Hanging Wall 5 Zone (HW5)
Showing
Ore Grade Contours
& Drill Holes
**June 16th, 2004**

**FIGURE 3** **UPDATE 33**



2,500
3,500
4,500
5,500
6,500
7,500
8,500
9,500
NW
SE
#1 SHAFT
Surface
Distance to Property Boundary: 5500' E
0
(Feet below surface)
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
Sediment Contact
5 Level
10 Level
15 Level
20 Level
23 Level
26 Level
30 Level
34 Level
37 Level
Sulphide Zone (mined out)
#2 SHAFT
Goldcorp Inc
Placer Dome Inc
34L1405
31L583
34L1379
34L1385
34L1407
34L1387
34L1374
34L1409
34L1333
37L541
37L552
37L530
37L553
37L547
26L1325
26L1325
34L1156
34L1404
34L1369
1
2
3
0
1,000
feet


## LEGEND:

- High Grade Zone
- *Sulphide Mineralization*
  - Reserves & Resources
  - Target Areas
    1. Deep Sulphide Extension of Previously Mined Ore Zone
    2. Far East Target Area
    3. West Target Area
- Eastern Ultramafic
- Property Boundary
- Recent Development
- Existing Development
- Future Development
- Highlighted New Drill Hole
- **34L1405** Drill Hole Number
- Non Significant Intersections

**Red Lake Mine**
Schematic Longitudinal
Showing Sulphide Mineralization,
Target Areas & New Intersections

**June 16th, 2004**